EXHIBIT 11

Statement Re: Computation of Basic and Diluted Earnings Per Share (Unaudited)

(In thousands, except per share data)	Year Ended December 31
	2000	1999	1998
BASIC EARNINGS PER SHARE

Net Income	$33,186	$26,789	$23,562

Weighted average shares outstanding	28,540	28,437	28,378

Basic earnings per share	$ 1.16	$ 0.94	$ 0.83

DILUTED EARNINGS PER SHARE

Weighted average number of shares outstanding	28,540	28,437	28,378

Net effect of dilutive stock options, based on the treasury stock method	123	8	2

Total diluted shares used in computation	28,663	28,445	28,380

Diluted earnings per share	$ 1.16	$ 0.94	$ 0.83